UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DIEDRICH COFFEE, INC.

(Name of Subject Company (Issuer))

PEBBLES ACQUISITION SUB, INC.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Lawrence J. Blanford

Green Mountain Coffee Roasters, Inc.

33 Coffee Lane

Waterbury, Vermont 05676

(802) 244-5621

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$212,469,740	$11,855.81

(1) Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (a) 6,070,564 shares of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., consisting of (i) 5,726,813 shares issued and outstanding as of December 7, 2009 and (ii) 343,751 shares expected to be issuable, or otherwise deliverable, prior to the expiration of this tender offer in connection with vested options, warrants and other rights to acquire Diedrich Coffee, Inc. common stock, by (b) the tender offer price of $35.00 per share.

(2) The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010, issued by the Securities and Exchange Commission, equals $55.80 per million of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,855.81

Form or Registration No.: Schedule TO-T

Filing Party: Pebbles Acquisition Sub, Inc. and Green Mountain Coffee Roasters, Inc.

Date Filed: December 11, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 11, 2009, as amended (the “Schedule TO”), by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“Parent”), and Pebbles Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Diedrich Coffee, Inc., a Delaware corporation (the “Company”), at a purchase price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms, and subject to the conditions, of the Offer to Purchase, dated December 11, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings assigned to such terms in the Schedule TO or the Offer to Purchase, as applicable.

Item 11. Additional Information.

Items 5 and 11 of the Schedule TO are amended and supplemented to include the following:

The following paragraph is added to the end of Section 11 – “Background of the Offer; The Merger Agreement” – “Background of the Offer” of the Offer to Purchase:

“Effective December 24, 2009, following consultation with the FTC staff, Parent voluntarily withdrew its HSR Act filing. On or before December 29, 2009, Parent expects to re-file its HSR Act filing. This withdrawal and re-filing is being undertaken in order to provide the FTC with additional time to review the information submitted by Parent and the Company.”

Item 11 of the Schedule TO is further amended and supplemented to include the following:

The following paragraph replaces the former second paragraph of Section 15 – “Certain Legal Matters; Regulatory Approvals” – “Antitrust” – “United States Antitrust Law” of the Offer to Purchase:

“The Company filed a Notification and Report Form with respect to the Offer and the Merger on December 8, 2009, pursuant to the requirements of the HSR Act. Parent, on behalf of itself and the Purchaser, filed a Notification and Report Form with respect to the Offer and the Merger with the FTC and the DOJ on December 9, 2009, pursuant to the requirements of the HSR Act. Following consultation with the FTC staff, Parent voluntarily withdrew its Notification and Report Form effective December 24, 2009 and expects to re-file its Notification and Report Form on or before December 29, 2009, in order to provide the FTC with additional time to review the information submitted by Parent and the Company. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., Eastern Time, on or before January 13, 2010. The FTC may earlier terminate the waiting period. The FTC also may extend the waiting period by requesting that Parent provide additional information or documentary material relevant to the Offer. If such a request were made, the waiting period would be extended until 11:59 p.m., Eastern Time, on the 10th day after Parent’s substantial compliance with such request, or until 11:59 p.m., Eastern Time, on the next business day following that date if the 10th day fell on a weekend or federal holiday. Thereafter, the waiting period could be extended only by court order. If necessary, Parent will, in accordance with the terms of the Offer and applicable law, extend the Offer’s expiration time to occur concurrently with the waiting period’s expiration time.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

Date: December 24, 2009	By:	/s/ Frances G. Rathke
Name: Frances G. Rathke Title: Chief Financial Officer

PEBBLES ACQUISITION SUB, INC.

Date: December 24, 2009	By:	/s/ Howard Malovany
Name: Howard Malovany Title: Vice President, Corporate,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(i)	Offer to Purchase dated December 11, 2009*+

(a)(1)(ii)	Form of Letter of Transmittal*+

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*+

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+

(a)(5)(i)	Press release dated December 8, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on December 8, 2009)

(a)(5)(ii)	Summary Advertisement published on December 11, 2009*

(a)(5)(iii)	Press Release issued December 11, 2009*

(a)(5)(iv)	Letter to Stockholders of Diedrich Coffee, Inc. dated December 18, 2009*

(a)(5)(v)	Letter to Employees of Diedrich Coffee, Inc. dated December 18, 2009*

(b)(1)	Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K filed for the fiscal year ended September 29, 2007)

(b)(2)	Amendment No. 1 dated July 18, 2008 to Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K for the fiscal year ended September 27, 2008)

(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(2)	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(3)	Form of Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and those certain directors and executive officers of Diedrich Coffee, Inc. party thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(4)	Confidentiality Agreement, dated as of November 19, 2009, by and between Diedrich Coffee, Inc. and Green Mountain Coffee Roasters, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

+	Previously mailed to holders and beneficial owners of the Shares